UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ARMSTRONG WORLD INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	1-2116	23-0366390
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

2500 Columbia Avenue, Lancaster, Pennsylvania	17603
(Address of principal executive offices)	(Zip Code)

David S. Schulz (717) 397-0611

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Armstrong World Industries, Inc. (“AWI”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2014. When we refer to “we,” “our” and “us” in this document, we are referring to AWI and its subsidiaries.

For the purposes of the Rule and this report, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. The “Covered Countries” referred to in this report are the Democratic Republic of the Congo (the “DRC”) and countries that share an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola).

Our in-house subject matter experts assessed our products to identify whether any Conflict Minerals were necessary to the functionality or production of any of our products. We identified tin as the only Conflict Mineral that was necessary to such functionality or production. We conducted a good faith reasonable country of origin inquiry (“RCOI”) by surveying any supplier who may supply us materials containing tin, to determine whether the tin originated in the Covered Countries and whether any of the tin may be from recycled or scrap sources.

The survey was based on a variation of the EICC/GeSI Conflict Minerals Reporting Template. All responses were reviewed in detail. If the tin was found to be from recycled or scrap materials, we considered our products containing such materials to be “DRC conflict free”. We followed up as necessary by conducting due diligence on any supplier using tin where the tin was not from recycled or scrap sources.

See our Conflict Minerals Report for details related to our RCOI and due diligence procedures for Conflict Minerals where we concluded that our products containing Conflict minerals are “DRC conflict undeterminable.”

A copy of our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.armstrong.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this report.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this Report on Form SD:

Exhibit No.	Description

1.01	Conflict Minerals Report of Armstrong World Industries, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Armstrong World Industries, Inc.

By:	/s/ David S. Schulz
David S. Schulz, Senior Vice President and
Chief Financial Officer (Principal Financial Officer)

Date: May 29, 2015